NATCORE TECHNOLOGY INC.

Consolidated Financial Statements
For Three MonthsEnded March3 1, 2016 and 2015

Expressed in United States Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements have been prepared by and are the responsibility of management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Natcore Technology Inc.
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	Notes	(Unaudited) March 31, 2016	(Audited) December 31, 2015

ASSETS
Current assets
Cash and cash equivalents	4	$587,636	$521,521
Receivables	5	3,145	29,057
Prepaid expenses		124,577	148,076

		715,358	698,654

Non-current assets
Equipment	6	319,918	366,729

TOTAL ASSETS		$1,035,276	$1,065,383

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$726,854	$749,985
Derivative liability	9	2,992,304	1,135,157

TOTAL LIABILITIES		3,719,158	1,885,142

EQUITY (DEFICIT)
Share capital	10	15,852,538	15,690,371
Share-based payment reserve	10,11	3,862,497	3,375,710
Share subscriptions received	10	—	31,102
Deficit		(22,398,917)	(19,916,942)

TOTAL EQUITY (DEFICIT)		(2,683,882)	(819,759)

TOTAL LIABILITIES AND EQUITY (DEFICIT)		$1,035,276	$1,065,383

Nature and continuance of operations	1
Commitments	13
Subsequent events	15

Approved on behalf of the Board:

“John Calhoun”	“Brien Lundin”

– Director	– Director

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars)

		For the Three Months Ended March 31,

	Notes	2016	2015

Expenses
Consulting		$31,146	$43,478
Depreciation and amortization	6	48,106	94,729
Filing Fees		7,783	3,834
Foreign exchange (gain) loss		(19,991)	(30,385)
Interest and bank charges		787	413
Marketing		66,008	53,438
Office and other operational expenses		48,946	46,082
Professional fees		73,086	18,768
Research and development	16	231,722	206,284
Stock-based compensation	10	481,675	79,954
Travel		8,374	9,107
Wages and salaries		188,568	224,989

		1,166,210	750,691

Other income (expense)
Fair value adjustment on warrants	9	(1,315,770)	(474,354)
Interest income		5	301

Net and comprehensive income (loss) for the period		$(2,481,975)	$(1,224,744)

Income (loss) per share – basic and diluted	10	$(0.04)	$(0.03)

Weighted average number of shares outstanding – basic and diluted	10	56,851,190	48,895,966

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Consolidated Statement of Changes in Equity
(Expressed in United States Dollars)

		Share capital		Share-based	Share

	Notes	Number of shares	Amount	payment reserve	subscriptions received	Deficit	Total

Balance at December 31, 2014		47,861,502	$13,977,256	$2,956,964	$313,874	$(16,428,813)	$819,281
Comprehensive loss for the period		—	—	—	—	(1,224,744)	(1,224,744)
Stock-based compensation	10	—	—	79,954	—	79,954
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	1,352,062	471,479	—	(313,874)	—	157,605
Issuance costs – warrants	10	—	(885)	885	—	—
Issuance costs – cash	10	—	(2,538)	—	—	(2,538)
Subscriptions received on pending private placement	10	—	—	—	409,238	—	409,238

Balance at March 31, 2015		49,213,654	$14,445,312	$3,037,803	$409,238	$(17,653,557)	$238,796

Balance at January 1, 2016		56,333,247	$15,690,371	$3,375,710	$31,102	$(19,916,942)	$(819,759)
Comprehensive loss for the period		—	—	—	—	(2,481,975)	(2,481,975)
Stock-based compensation	10	—	—	481,675	—	—	481,675
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	2,517,555	707,206	—	(31,102)	—	676,104
Shares issued for cash – options exercise	10	13,500	5,947	—	—	—	5,947
Derivative liability – warrants issued	10	—	(541,377)	—	—	—	(541,377)
Issuance costs – finders’ warrants	10	—	(5,112)	5,112	—	—	—
Issuance costs – cash	10	—	(4,497)	—	—	—	(4,497)

Balance at March 31, 2016		58,864,302	15,852,538	3,862,497	—	(22,398,917)	(2,683,882)

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars -Unaudited )

	For the Three Months Ended

	March 31, 2016	March 31, 2015

Operating Activities
Net loss	$(2,481,975)	$(1,224,744)
Adjustments for non-cash items:
Depreciation and amortization	48,106	94,729
Fair value adjustment on warrants	1,315,770	474,354
Stock-based compensation	481,675	79,954
Changes in non-cash working capital items:
Receivables	25,912	5,837
Prepaid expenses	23,499	—
Trade payables and accrued liabilities	(23,131)	54,453

Net cash flows used in operating activities	(610,144)	(515,417)

Investing Activities
Expenditures on equipment	(1,295)	(4,053)

Net cash flows used in investing activities	(1,295)	(4,053)

Financing Activities
Proceeds on subscriptions received for pending private placement	—	409,238
Proceeds on exercise of stock options	5,947	—
Proceeds on issuance of common shares – net of issuance costs	671,607	155,067

Net cash flows provided by financing activities	677,554	564,305

Increase in cash and cash equivalents	66,115	44,835
Cash and cash equivalents, beginning	521,521	548,387

Cash and cash equivalents, ending	587,636	$593,222

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

1.	Nature and Continuance of Operations

Natcore Technology Inc. (the “Company”) was incorporated under the British Columbia Business Corporations Act on August 9, 2007. The Company’s common shares are listed on the TSX Venture Exchange (the “Exchange”) under the symbol NXT. Effective May 26, the Company became a fully-reporting issuer in the United States.

The Company develops and owns technology for the manufacturing of solar cells. The Company’s head office address is 87 Maple Avenue, 1st Floor, Red Bank, New Jersey, 07701. The Company’s registered office is 2080 -777 Hornby Street, Vanco uver British Columbia V6Z 1S4.

These unaudited consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at March 31, 2016 the Company has had recurring losses from operations and a cumulative deficit of $22,398,917. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash resources and the private placement of common shares.

2.	Significant Accounting Policies and Basis of Preparation

Statement of Compliance with International Financial Reporting Standards

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2015.

The consolidated interim financial statements were authorized for issue by the Board of Directors on May30 , 2016.

Basis of Preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in United States dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

		Percentage Owned*

	Jurisdiction of Incorporation	March 31, 2016	December 31, 2015

Natcore Technology, Inc.	United States	100%	100%
Newcyte, Incorporated	United States	100%	100%
Vanguard Solar, Inc.	United States	100%	100%
Natcore Asia Technology, Limited	Hong Kong	100%	100%

_______________
*Percentage of voting power is in proportion to ownership.

Inter-company balances are eliminated on consolidation.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

2.	Significant Accounting Policies and Basis of Preparation(cont ‘d)

Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, impairment considerations for equipment and intangible assets, determination of fair value for stock-based compensation and other share-based payments, valuations and assumptions used to determine deferred income taxes and the fair value of financial instruments.

Foreign Currency Translation

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars which is thefunctional currency of the Company and its subsidiaries.

Transactions and Balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Intangible Assets

Intangible Assets Acquired Separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

2.	Significant Accounting Policies and Basis of Preparation (cont’d)

Internally-Generated Intangible Assets -Research and Development Expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

• The technical feasibility of completing the intangible asset so that it will be available for use or sale;

• The intention to complete the intangible asset and use or sell it;

• The ability to use or sell the intangible asset;

• How the intangible asset will generate probable future economic benefits;

• The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

• The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

At March 31, 2016 and December 31, 2015, the Company has not recognized any internally-generated intangible assets.

Share-Based Payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

2.	Significant Accounting Policies and Basis of Preparation (cont’d)

Financial Instruments(cont’d)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive loss, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. Derivative financial liabilities are classified at fair value through profit and loss and are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are de recognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether impairment has arisen.

Impairment of Long-Lived Assets

The carrying amount of the Company’s long-lived assets (which include equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

Impairment of Long-Lived Assets (cont’d)

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

2.	Significant Accounting Policies and Basis of Preparation (cont’d)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments, such as guaranteed investment certificates with original maturities of three months or less. Guaranteed investment certificates are investments with Canadian banks that are the equivalent of a certificate of deposit.

Income Taxes

Current Income Tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Income Tax:

Deferred income tax is provided using the asset and liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity andthe same taxation authority.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is de recognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives.

Comparative Information

Certain expenses have been reclassified to conform with the presentation in the current year.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

3.	Accounting Standards Issued But Not Yet Effective

New standard IFRS 16 “Leases”

This new standard replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15.

The Company has not early adopted this new standard and is currently assessing the impact that these standards will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Cash and Cash Equivalents

	March 31, 2016	December 31, 2015

Cash at Bank	$587,551	$391,421
Savings Certificates in Banks	85	130,100
Guaranteed Investment Certificates	—	—

	$587,636	$521,521

5.	Receivables

	March 31, 2016	December 31, 2015

GST receivable	$3,145	$10,883
Subscription receivable on share issuance	—	18,174

	$3,145	$29,057

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

6.	Equipment

	Furniture and Office Equipment	Production Equipment	Total

Cost:
At December 31, 2014	$355,018	$911,347	$1,266,365
Additions	5,724	21,461	27,185

At December 31, 2015	360,742	932,808	1,293,550

Depreciation:
At December 31, 2014	217,118	466,744	683,862
Charge for the Period	58,753	184,206	242,959

At December 31, 2015	275,871	650,950	926,821

Net Book Value:

At December 31, 2015	$84,871	$281,858	$366,729

Cost:
At December 31, 2015	$360,742	$932,808	$1,293,550
Additions	1,295	—	1,295

At March 31, 2016	362,037	932,808	1,294,845

Depreciation:
At December 31, 2015	275,871	650,950	926,821
Charge for the Period	1,756	46,350	48,106

At March 31, 2016	277,627	697,300	974,927

Net Book Value:

At March 31, 2016	$84,410	$235,508	$319,918

7.	Intangible Assets

Issued and Pending Patents

Cost:
At December 31, 2015, 2014 and 2013	$711,814

Amortization:
At December 31, 2014	675,246
Charge for the Period	36,568

At December 31, 2015	711,814
Charge for the Period	—

At March 31, 2016	711,814

Net Book Value:
At December 31, 2015	$—

At March 31, 2016	$—

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

8.	Trade Payables and Accrued Liabilities

	March 31, 2016	December 31, 2015

Trade Payables and Accrued Liabilities	$726,854	$749,985

9.	Derivative Financial Liability

	Three Months Ended March 31, 2016	Year Ended December 31, 2015

Balance, Beginning	$1,135,157	$124,823
Fair value of warrants issued during the year	541,377	1,237,161
Change in fair value of warrants outstanding	1,315,770	(226,827)

Balance, Ending	$2,992,304	$1,135,157

The derivative financial liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company and are within the scope of IAS 32 “Financial Instruments: Presentation”. Details of these warrants and their fair values are as follows:

Expiration Date	Exercise Price	Number of Warrants Outstanding at March 31, 2016	Fair Value at March 31, 2016	Number of Warrants Outstanding at December 31, 2015	Fair Value at December 31, 2015

	CDN $		US $		US $

December 22, 2015	1.00	—	—	—	—
January 4, 2016	1.00	—	—	429,867	—
July 20, 2017*	0.90	3,840,700	542,900	3,840,700	233,201
January 21, 2018	0.70	1,352,062	140,262	1,352,062	133,002
April 14, 2018	0.95	1,200,050	220,875	1,200,050	92,959
April 27, 2018	0.95	397,000	74,210	397,000	31,577
July 23, 2018	0.74	1,000,000	224,193	1,000,000	101,545
July 31, 2018	0.74	822,000	191,996	822,000	84,296
November 30, 2018	0.55	1,694,444	455,796	1,694,444	228,926
December 18, 2018	0.55	1,681,189	454,086	1,681,189	229,651
February 2, 2019	0.55	273,058	74,369	—	—
March 17, 2019	0.55	2,244,497	613,617	—	—

		14,505,000	2,992,304	12,417,312	1,135,157

_______________

*During the year ended December 31, 2015 the Company extended the expiration date of these warrants from July 20, 2015 to July 20, 2017. The Company determined the increase in fair value as a result of the extension was $417,115 which was included in the net change in fair value of the derivative financial liability recognized in net loss.

The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model using the following assumptions.

•	The stock price was based upon the publicly traded price at the time of issuance;

•	The risk-free interest rate assumption is based on the government of Canada marketable bonds for a period consistent with the expected term of the option in effect at the time of the grant;

•	The Company does not pay dividends on common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Therefore, the expected dividend rate was 0%;

•	The expected life of the warrants was estimated to be 75% of the remaining contractual term which is based on the historical exercise patterns of warrant holders; and

•	The expected volatility was based off of the historical trading prices of the Company’s common stock price over a period equivalent to the expected life of the warrants.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

9.	Derivative Financial Liability (cont’d)

The fair values of these warrants as at March 31, 2016 were estimated using the Black-Scholes Option Pricing Model using the following inputs:

Expiration Date	July 20, 2017	January 21, 2018

Exercise price	CDN$0.90	CDN$0.70
Share price	CDN$0.65	CDN$0.65
Expected volatility	101%	98%
Expected life	0.98 years	1.36 years
Dividends	0.00%	0.00%
Risk-free interest rate	0.49%	0.57%

Expiration Date	April 14, 2018	April 27, 2018	July 23, 2018

Exercise price	CDN$0.95	CDN$0.95	CDN$0.74
Share price	CDN$0.65	CDN$0.65	CDN$0.65
Expected volatility	101%	101%	98%
Expected life	1.51 years	1.56 years	1.73 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.55%	0.55%	0.55%

Expiration Date	July 31, 2018	November 30, 2018	December 18, 2018

Exercise price	CDN$0.74	CDN$0.55	CDN$0.55
Share price	CDN$0.65	CDN$0.65	CDN$0.65
Expected volatility	101%	94%	94%
Expected life	1.75 years	2.00 years	2.03 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.55%	0.55%	0.55%

Expiration Date	February 2, 2019	March 17, 2019

Exercise price	CDN$0.55	CDN$0.55
Share price	CDN$0.65	CDN$0.65
Expected volatility	93%	91%
Expected life	2.13 years	1.22 years
Dividends	0.00%	0.00%
Risk-free interest rate	0.63%	0.63%

The fair values of these warrants as at December 31, 2015 were estimated using the Black-Scholes Option Pricing Model using the following inputs.

Expiration Date	January 4, 2016	July 20, 2017	January 21, 2018

Exercise price	CDN$1.00	CDN$0.90	CDN$0.70
Share price	CDN$0.44	CDN$0.44	CDN$0.44
Expected volatility	39%	94%	92%
Expected life	0.01 years	1.17 years	1.55 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.00%	0.49%	0.57%

Expiration Date	April 14, 2018	April 27, 2018	July 23, 2018

Exercise price	CDN$0.95	CDN$0.95	CDN$0.74
Share price	CDN$0.44	CDN$0.44	CDN$0.44
Expected volatility	90%	90%	87%
Expected life	1.70 years	1.74 years	1.92 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.55%	0.55%	0.55%

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

Expiration Date	July 31, 2018	November 30, 2018	December 18, 2018

Exercise price	CDN$0.74	CDN$0.55	CDN$0.55
Share price	CDN$0.44	CDN$0.44	CDN$0.44
Expected volatility	87%	87%	87%
Expected life	1.94 years	2.19 years	2.22 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.55%	0.55%	0.55%

10.	Share Capital

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

At March 31, 2016, there were 58,864,302 issued and fully paid common shares (December 31, 2015 – 56,333,247).

Private Placements

In January 2015, the Company completed a non-brokered private placement and issued 1,352,062 units at a price of CDN$0.43 per unit for gross proceeds of $471,479 (CDN$581,387). Each unit comprised one common share and one share purchase warrant, with each warrant exercisable at a price of CDN$0.70 per share for a period of three years from the date of closing. The Company also issued 4,250 finders’ warrants with a fair value of $885 in connection with this private placement exercisable at a price of CDN$0.43 per share for a period of three years from the date of closing, and incurred issuance costs of $2,538.

In April 2015, the Company completed a non-brokered private placement and issued 1,200,050 units at a price of CDN$0.70 per unit for gross proceeds of $672,028 (CDN$840,035). Each unit comprised one common share and one share purchase warrant, with each warrant exercisable at a price of $0.70 per share for a period of three years from the date of closing. The Company also issued 9,250 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.95 per share for a period of three years from the date of closing and $6,321.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

10.	Share Capital(cont’d)

Private Placements (cont’d)

In July 2015, the Company completed a non-brokered private placement and issued 1,822,000 units at a price of CDN$0.54 per unit for gross proceeds of $982,227 (CDN$1,275,400). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.74 per share for a period of three years from the date of closing. The Company also issued 73,500 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.74 per share for a period of three years from the date of closing.

In November 2015, the Company completed a non-brokered private placement and issued 1,694,444 units at a price of CDN$0.36 per unit for gross proceeds of $456,018 (CDN$610,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 70,000 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing.

In December 2015, the Company completed a non-brokered private placement and issued 1,681,189 units at a price of CDN$0.36 per unit for gross proceeds of $437,096 (CDN$605,228). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55per share for a period of three years from the date of closing. The Company also issued 26,600 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing.

The Company incurred other share issue costs of $147,680 in connection with the above private placements.

For the year ended December 31, 2015, the Company determined the fair value at the time of issuance of the warrants included in the derivative liability and the finders’ warrants using the Black-Scholes Option Pricing Model using the following inputs:

Input	Range

Expected volatility	84% - 87%
Expected life	2.25 years
Dividends	0.00%
Risk-free interest rate	0.55% - 0.63%

In February 2016, the Company completed a non-brokered private placement and issued 273,058 units at a price of CDN$0.36 per unit for gross proceeds of $70,187 (CDN$98,301). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing.

In March 2016, the Company completed a non-brokered private placement and issued 2,244,497 units at a price of CDN$0.36 per unit for gross proceeds of $605,917 (CDN$808,019). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing.

The Company incurred other share issue costs of $4,497in connection with the above private placements.

For the three months ended March 31, 2016, the Company determined the fair value at the time of issuance of the warrants included in the derivative liability and the finders’ warrants using the Black-Scholes Option Pricing Model using the following inputs:

Input	Range

Expected volatility	86% - 89%
Expected life	2.25 years
Dividends	0.00%
Risk-free interest rate	0.63%

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

10.	Share Capital(cont’d)

Share Subscriptions Received

As part of a private placement closed in February 2016 (above), the Company had received subscriptions of $31,102 at December 31, 2015. The shares for these subscriptions were issued in the close of the February private placement.

Basic and Diluted Loss Per Share

The calculation of basic and diluted loss per share for the three months ended March 31, 2016 and 2015 was based on the loss attributable to common shareholders of ($2,481,975) and ($1,224,744), respectively, and the weighted average number of common shares outstanding of 56,851,190 and 48,895,966, respectively, for basic and diluted. Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock Options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, at its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 6,779,255 common shares. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optioneE’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

Stock-based compensation expense has been calculated using the Black-Scholes option pricing model. The expected life of the options has been estimated to be the contractual term of the option given the limited history of early exercise. Future volatility has been determined based on historical volatility for a period equivalent to the expected life of the option.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

10.	Share Capital(cont’d)

Stock Options(cont’d)

During the three months ended March 31, 2016 and 2015, the Company recorded stock-based compensation expense of $481,675 and $79,954, respectively.

On January 10, 2014, the Company granted 345,000 stock options to employees. 50% of the options vest six months following the grant date and the remaining in eighteen months from the grant date. The options are exercisable at CDN$1.08 and expire January 10, 2019. The options had a grant date fair value of $259,224 (CDN$282,995) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.73%; Expected life of 5 years; Volatility of 103%; and a Dividend yieldof 0%.

On February 3, 2014, the Company granted 60,000 stock options to employees. 50% of the options vest six months following the grant date and the remaining in eighteen months from the grant date. The options are exercisable at CDN$0.99 and expire February 3, 2019. The options had a grant date fair value of $40,706 (CDN$45,084) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.51%; Expected life of 5 years; Volatility of 103%; and a Dividend yield of 0%.

On November 14, 2014, the Company granted 80,000 stock options to a consultant. 50% of the options vest six months following the grant date and the remaining in eighteen months from the grant date. The options are exercisable at CDN$0.57 and expire December 20, 2017. The options had a grant date fair value of $24,108 (CDN$27,229) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.14%; Expected life of 3.10 years; Volatility of 94%; and a Dividend yield of 0%.

On December 17, 2014, the Company granted 525,000 stock options to employees. 50% of the options vest six months following the grant date and the remaining in eighteen months from the grant date. The options are exercisable at CDN$0.75 and expire December 17, 2019. The options had a grant date fair value of $140,026 (CDN$162,840) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.73%; Expected life of 5 years; Volatility of 93%; and a Dividend yield of 0%.

The weighted average grant date fair value of options granted during the year ended December 31, 2014 was $0.46 per option (2013 -$0. 36).

On April 30, 2015, the Company granted 1,250,000 stock options to directors. The options vest 1/3 each calendar year from the grant date. The options are exercisable at CDN$0.58 and expire April 30, 2020. The options had a grant date fair value of $427,310 (CDN$513,742) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.98%; Expected life of 5 years; Volatility of 93%; and a Dividend yield of 0%.

On June 15, 2015, the Company granted 15,000 stock options to employees. 50% of the options on September 15, 2015 and the remaining options vest eighteen months from the grant date. The options are exercisable at CDN$0.54 and expire June 15, 2020. The options had a grant date fair value of $4,621 (CDN$5,691) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.98%; Expected life of 5 years; Volatility of 92%; and a Dividend yield of 0%.

On July 13, 2015, the Company granted 80,000 stock options to a consultant. The options vested immediately. The options are exercisable at CDN$0.65 and expire December 20, 2019. The options had a grant date fair value of $27,780 (CDN$35,193) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.76%; Expected life of 4.44 years; Volatility of 93%; and a Dividend yield of 0%. On January 31, 2016, the Company granted 1,975,000 stock options to employees. The options vested immediately. The options are exercisable at CDN$0.40 and expire January 13, 2021. The options had a grant date fair value of $395,116 (CDN$562,580) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.92%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

On February 15, 2016, the Company granted 120,000 stock options to an employee. The options vest accordingly: 80,0000 after 6 months, and 40,000 after 1 year. The options are exercisable at CDN$0.51 and expire February 15, 2021. The options had a grant date fair value of $31,489 (CDN$43,622) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.92%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

10.	Share Capital(cont’d)

Stock Options(cont’d)

The changes in options during the three months ended March 31, 2016 and the year ended December 31, 2015 are as follows:

	March 31, 2016		December 31, 2015

	Number of options	Weighted average exercise price	Number of options	Number of options	Weighted average exercise price

Options outstanding, beginning	5,275,000	CDN$0.80	4,182,000	4,182,000	CDN$0.90

Options granted	2,095,000	CDN$0.41	1,345,000	1,345,000	CDN$0.86
Options exercised	(13,500)	CDN$0.58	—	—	CDN$0.40

Options expired	(1,830,000)	CDN$0.97	(252,000)	(252,000)	CDN$1.20

Options outstanding, ending	5,526,500	CDN$0.59	5,275,000	5,275,000	CDN$0.87

Options exercisable, ending	3,920,000	CDN$0.59	3,775,000	3,775,000	CDN$0.89

The weighted average remaining life of the options outstanding as at March31 , 2016 is 3.52 years. Details of options outstanding as ofMarch 31 , 2016 are as follows:

Exercise Price	Expiration Date	Number of Options Outstanding

CDN$ 0.79	June 1, 2016	100,000
CDN$ 0.59	August 16, 2016	400,000
CDN$ 0.51	April 17, 2017	120,000
CDN$ 1.11	September 4, 2017	200,000
CDN$ 0.80	December 20, 2017	295,000
CDN$ 0.57	December 20, 2017	80,000
CDN$ 0.80	January 4, 2018	20,000
CDN$ 0.71	April 5, 2018	40,000
CDN$ 0.83	June 3, 2018	25,000
CDN$ 0.58	July 31, 2018	100,000
CDN$ 1.08	January 10, 2019	315,000
CDN$ 0.75	December 17, 2019	405,000
CDN$ 0.65	December 20, 2019	80,000
CDN$ 0.58	April 30, 2020	1,236,500
CDN$ 0.54	June 15, 2020	15,000
CDN$ 0.40	January 13, 2021	1,975,000
CDN$ 0.51	February 15, 2021	120,000

		5,256,500

Each option entitles the holder to purchase one common share of the Company.

Shares Issued For Services

In October 2015, the Company issued 325,000 shares of common stock for professional services. The value of the shares issued was $111,469 (CDN$146,250).

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

10.	Share Capital (cont’d)

Warrants

The changes in warrants during the three months ended March 31, 2016 and the year ended December 31, 2015 are as follows:

	March 31, 2016		December 31, 2015

	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants outstanding, beginning	18,710,932	CDN$0.69	11,490,974	CDN$0.77
Warrants issued	2,541,005	CDN$0.55	8,354,625	CDN$0.70
Warrants expired	(429,867)	CDN$1.39	(1,134,667)	CDN$1.00
Warrants exercised	—	—	—	—
Warrants exercised	—	—	—	—

Warrants outstanding, ending	20,822,070	CDN$0.69	18,710,932	CDN$0.72

The weighted average remaining life of the warrants outstanding as at March 31, 2016 is 1.65 years.

Details of warrants outstanding as March 31, 2016 are as follows:

Exercise Price	Expiration Date	Number of Warrants Outstanding and Exercisable

US$ 0.62	August 20, 2016	6,085,740
CDN$ 0.90	July 20, 2017	3,840,700
CDN$ 0.70	January 21, 2018	1,356,312
CDN$ 0.95	April 14, 2018	1,209,080
CDN$ 0.95	April 27, 2018	421,500
CDN$ 0.74	July 23, 2018	70,000
CDN$ 0.74	July 31, 2018	1,825,500
CDN$ 0.74	November 30, 2018	1,764,444
CDN$ 0.74	December 18, 2018	1,707,789
CDN$ 0.55	February 2, 2019	273,058
CDN$ 0.55	March 17, 2019	2,267,947

		20,822,070

Other

On August 21, 2015, the Company entered into an Investment Agreement (the “Investment Agreement”) and Registration Rights Agreement (the “Registration Rights Agreement”) with Dutchess Opportunity Fund, II, LP (“Dutchess”). Pursuant to the Investment Agreement, Dutchess committed to purchase, subject to certain restrictions and conditions, up to $5 million of the Company’s Common Stock upon issuance by the company of a Put to Dutchess at a price equal to ninety five percent (95%) of the lowest daily VWAP (volume weighted average price) of the Company’s Common Stock during the five (5) consecutive Trading Days beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to file one or more registration statements with the SEC to register the resale by Dutchess of shares of Common Stock issued or issuable under the Investment Agreement. To date the Company has not utilized this facility.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

11.	Reserves

Share-Based Payment Reserve

The share-based payment reserve records the fair value of options and warrants recorded in accordance with IFRS 2 “Share-based payments” until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

12.	Financial Risk and Capital Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counter party limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, and cash equivalents. The majority of cash is deposited in bank accounts held with major banks in Canada and the United States. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. The risk is considered to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at March31, 201 6:

	Within One Year	Between One and Five Years	More Than Five Years

Trade Payables and Accrued Liabilities	$726,854	$—	$—

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

12.	Financial Risk and Capital Management(cont’d)

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	March 31, 2016	December 31, 2015

Cash and cash equivalents	$428,021	$295,019

Based on the above net exposures, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $4,280 and $2,905 at March 31, 2016 and December 31, 2015, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of approximately $1,000.

Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit. There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

Classification of Financial Instruments

Financial assets included in the statement of financial position are as follows:

Current Assets:	March 31, 2016	December 31, 2015

Cash, cash equivalents and receivables
Cash and cash equivalents	$587,636	$521,521
Subscription receivable on share issuance	—	18,174

	$587,636	$539,695

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2016	December 31, 2015

Non-derivative financial liabilities:
Trade payables	$726,854	$749,985
Derivative liabilities
Derivative financial liability – warrants	2,992,304	1,135,157

	$3,719,158	$1,885,142

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

12.	Financial Risk and Capital Management (cont’d)

Fair Value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

• Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

• Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at March 31, 2016 and December 31, 2015 consisted of the derivative financial liability, which is measured using level 3 inputs.

The fair value of the derivative liability is determined by the Black-Scholes option pricing model using the historical volatility as an estimate of future volatility. At March 31, 2016, if the volatility used was increased by 10% the impact would be an increase to the derivative liability of $267,350, with a corresponding decrease to comprehensive loss.

13.	Commitments

Employment Agreement

The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with an officer of the Company under which the Company pays a fee for employee services at a base salary of $220,000 per annum. On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 passed a resolution to increase this to $275,000 per annum. The employee is entitled to receive options under the terms and conditions of the Company’s stock option plan. The employee will serve as the President and Chief Executive Officer of the Company. On April 5, 2012, the employment agreement was extended for an additional two years under the same terms. On April 5, 2014, the employment agreement was extended for an additional three years under the same terms.

Pursuant to the Employment Agreement, the Company has committed to granting 500,000 stock options based on the Company achieving certain consolidated net revenue targets. The exercise price and term of the options will be set at time the targets are met.

The employee has the right, upon 30 days notice, to terminate the Employment Agreement. The Company may terminate the Employment Agreement on 10 days notice if for cause or on 60 days notice if without cause. Should the Company terminate the contract without cause, it is obligated to pay the employee an amount equal to three month’s base salary.

License Agreement

In 2004, the Company entered into a License Agreement with a university under which the university is entitled to receive: (i) 2% of the Company’s adjusted gross sales as defined in the License Agreement, and (ii) 2% of the adjusted gross sales of any sub licensee as defined in the License Agreement. The License Agreement gives the Company an exclusive license to a certain United States patent and the related technology for low temperature growth of inorganic materials from solution using catalyzed growth and re-growth.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For Three Months Ended March 31, 2016 and 2015

13.	Commitments (cont’d)

Research and Development Facility Lease

On June 1, 2013, the Company entered into a new two year lease for its research and development facility in Rochester, New York. The Company will pay a base rent of $103,596 per year in monthly installments of $8,633. The lease was set to expire on June 30, 2015. On June 26, 2015, the Company extended the lease from July 1, 2015 to June 30, 2017 at a base rent of $105,212 per year in monthly installments of $8,768.

Administrative Office Lease

On August 1, 2013, the Company entered into a new three year lease agreement for its administrative office. The Company will pay a base rent of $22,000 per year in monthly installments of $1,833. After year one the annual rent will increase 3% for each year of the lease, the lease expires on July 31, 2016.

Patent License Agreement

On December 9, 2011, the Company entered into a Patent License Agreement to use certain licensed patents. The Company is required to pay an annual fee of $25,000 for as long as the Company uses the patents.

14.	Related Party Transactions and Balances

Related Party Balances

As of March 31, 2016 and December 31, 2015 there was $204,060 and $204,060, respectively, owed to directors, officers, and companies controlled by directors that has been included in trade payables and accrued liabilities.

Key Management Personnel Compensation

	Three Months Ended March 31, 2016	Year Ended December 31, 2015

Administrative fees	$15,000	$60,000
Consulting	—	100,200
Wages and benefits	104,698	558,320

	$119,698	$718,520